Exhibit 99.7

RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988

January 26, 2011

Boards of Directors
First Connecticut Bancorp, Inc.
Farmington Bank
One Farm Glen Boulevard
Farmington, Connecticut  06032

Re:	Plan of Conversion
First Connecticut Bancorp, Inc.

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Directors of First Connecticut Bancorp, Inc., a Connecticut-chartered mutual holding company (the “MHC”), which is based in Farmington, Connecticut.  The Plan provides for the conversion of the MHC into the stock form of organization.  Pursuant to the Plan, the MHC will combine, by merger or otherwise, with Farmington Bank, in a transaction where the existing outstanding shares of capital stock of Farmington Bank will be extinguished.  As part of the plan, a new Delaware stock holding company named First Connecticut Bancorp, Inc. (the “Company”) will be organized and will sell shares of common stock in a public offering.  When the conversion is completed, all of the capital stock of Farmington Bank will be owned by the Company and all of the common stock of the Company will be owned by public shareholders.  The MHC will no longer exist as the result of the conversion.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the MHC’s ownership interest in Farmington Bank’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of Farmington Bank). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Farmington Bank.  We further understand that Farmington Bank will also establish a liquidation account in an amount equal to the Company’s liquidation account, pursuant to the Plan.  The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of Farmington Bank (or the Company and Farmington Bank).

In the unlikely event that either Farmington Bank (or the Company and Farmington Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of September 30, 2009 and December 31, 2010 of the liquidation account maintained by the Company.  Also, in a complete liquidation of both entities, or of Farmington Bank, when the Company has insufficient assets (other than the stock of Farmington Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Farmington Bank has positive net worth, Farmington Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account.  The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Farmington Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Farmington Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP Financial, LC.
Boards of Directors
January 26, 2011

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Farmington Bank (or the Company and Farmington Bank), that liquidation rights in the Company automatically transfer to Farmington Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Farmington Bank, and that after two years from the date of conversion and upon written request of the Connecticut Department of Banking, the Company will transfer the liquidation account and depositors’ interest in such account to Farmington Bank and the liquidation account shall thereupon become the liquidation account of Farmington Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Farmington Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above.  We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

/s/	RP Financial, LC.
RP Financial, LC.